AIS

03007477

February 25, 2003

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SEC MAIL PROCESSING RECEIVED MAR 10 2003 WASH. D.C. 155 SECTION

Attention: International Corporate Finance
Re: Advanced Info Service Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-3236**

SUPPL

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Advanced Info Service Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS 048/2003**

  Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 2/2003 regarding issuance the Employee Stock Option Plan (ESOP) Grant II, Dividend Payment and schedule of the Annual General Meeting of Shareholders for the Year 2003.
  Date: February 25, 2003

- **Stock Exchange of Thailand Filing, AIS 049/2003**

  Subject: Submission of Financial Statements of the Year 2002
  Date: February 25, 2003

The document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 10, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Mrs. Parsopsook Chaiwongsurarit or Ms. Boonya Buatip

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no.(662) 299-5226 or prasopsc@shincorp.com , (662) 299-5221 or boonya@shincorp.com

Thank you for your attention to this matter.

PROCESSED
MAR 19 2003
THOMSON FINANCIAL

Very truly yours,

Somp. Boonyachai

Mr. Somprasong Boonyachai
Chairman of the Executive Committee
Advanced Info Service Plc.

dlw 3/18

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
Date February 25, 2003

AIS 048/2003

February 25, 2003

Re: Notification of the Resolutions of the Board of Directors' Meeting No. 2/2003 regarding issuance the Employee Stock Option Plan (ESOP) Grant II, Dividend Payment and schedule of the Annual General Meeting of Shareholders for the year 2003.

To: The President
The Stock Exchange of Thailand

Attachments : 1. Detail of the Employee Stock Option Plan Grant II
2. Capital Increase Form
3. Detail of the amendment of the details of ESOP Grant I

The Board of Directors of Advanced Info Service Public Company Limited (the Company) resolved in the meeting No. 2/2003 held on February 25, 2003 at 3.00 p.m. at the Board Room, Shinawatra 1 Tower, 414 Paholyothin Road, Samsennai, Payathai, Bangkok 10400 as the following matters:

1. Certified the Minutes of the Board of Directors' Meeting No. 1/2003 held on January 17, 2003.

2. Approved the balance sheet, statement of income and cash flow statements for the year 2002 ended December 31, 2002.

3. Approved the issuance and offering of warrants to purchase the Company's ordinary shares to directors, employees, and advisors of the Company (ESOP Grant II).

   The objective of the ESOP is to compensate and motivate the directors, employees, and advisors to perform their duties in the best interests of the Company. This should in turn bring about long-term benefit to the Company, as well as retain them with the Company.

   The overall program consists of 5 plans during a period of 5 years. The Company will issue and offer warrants to directors, employees, and advisors of the Company once a year, for 5 consecutive years. The terms of warrants issued each year will not exceed 5 years from the date of issuance, while other details of warrants will be similar for all five issuance. For the first issuance in 2002, the Company issued and offered the warrants of 14,000,000 units and allocated 14,000,000 ordinary shares, at the par value of Baht 1 each, equivalent to 0.48 percent of the total paid-up capital of the Company in order to reserve for the exercise of warrants.

   For the second issuance, the Board of Directors resolved to approve the issuance and offering of warrants of 8,467,200 units to directors, employees and advisors of the Company and the allocation of 8,467,200 ordinary shares, at the par value of Baht 1 each, equivalent to 0.29 percent of the total paid-up capital of the Company, to

reserve for the exercise of the warrants. The detail of the terms and conditions is shown in **Attachment 1.**

4. Approved the allocation of 8,467,200 new ordinary shares, at the par value of Baht 1 each, from the remaining 2,051 million unallocated shares to reserve for the exercise of warrants under the ESOP Grant II.
   Other related details and conditions as well as taking necessary and appropriated actions in connection with the allocation of such new ordinary shares under the ESOP Grant II, including the listing of such new ordinary shares on the Stock Exchange of Thailand will be determined at the discretion of the Executive Committee or the designated person by the Board of Directors. **(Attachment 2)**

5. Approved, with consent from the Remuneration Committee, the allocation of warrants to the Company's directors, employees and advisors who are eligible for the warrants of exceeding 5% of the total ESOP Grant II. These directors, employees and advisors are:

Name	Number of Allocated Warrants	Percent of Total Warrants
1. Mr. Somprasong Boonyachai	609,400	7.20
2. Mrs. Suvimon Kaewkoon	786,000	9.28
3. Ms. Yingluk Shinawatra	786,000	9.28
4. Mr. Vikrom Sripratak	579,000	6.84

6. Approved the amendment to the terms and conditions of ESOP Grant I, which is issued and offered on March 27, 2002. **(Attachment 3)**

7. Approved the appointment of directors and determined the directors' remuneration for the year 2003 as follows;

   7.1 The retiring directors due to cease of their terms are as follows:

   - Mr. Boonklee Plangsiri
   - Mr. Somprasong Boonyachai
   - Mr. Arun Churdboonchart

   7.2 The retiring directors having been re-appointed are as follows:

   - Mr. Boonklee Plangsiri
   - Mr. Somprasong Boonyachai
   - Mr. Arun Churdboonchart

   7.3 The members of the Board of Directors shall be as follows:

   - Mr. Paiboon Limpaphayom (Ph.D.) Chairman of the Board of Directors
   - Mr. Boonklee Plangsiri Director
   - Mr. Somprasong Boonyachai Director
   - Mrs.Siripen Sitasuwan Director

- Mr. Lum Hon Fye Director
- Mr. Chow, Wing Keung Lucas Director
- Mrs. Tasanee Manorot Director
- Mr. Suphadej Poonpipat Director
- Mr. Arun Churdboonchart Director
- Mr. Boonchoo Direksathapon Director

7.4The authorized signatories are as follows:

"Mr. Boonklee Plangsiri, Mr. Somprasong Boonyachai and Mrs. Siripen Sitasuwan any two of these three directors jointly sign with the Company's seal affixed."

7.5 Approved the directors' remuneration for the fiscal year 2003 not exceeding of Baht 8,000,000. The determination of directors' remuneration for the year 2003 will be proposed to the Annual General Meeting of shareholders 2003 for further approval.

8 Approved the dividends payment for the fiscal year beginning January 1, 2002 to December 31, 2002 at Baht 1.55 each, total of Baht 4,549.25 million. The closing date of register book to determine the right to receive dividend will be on April 9, 2003, at 12.00 noon and the payment date will be on May 23, 2003. Provided that, the treasury stock is not entitled to receive the dividends.

9 Approved the appointment of auditors of PricewaterhouseCoopers ABAS Limited to be the Company's auditors for the year ended 2003 as follow:

- Mr. Prasan Chuapanich CPA. No.3051
- Ms. Nangnoi Charoenthavesub CPA. No. 3044
- Mrs. Suwannee Bhuripanyo CPA. No. 3371
- Mr. Prasit Yuengsrikul CPA. No. 4174

One of these persons will be responsible for auditing and giving comments on the Company's financial statements. The auditors' remuneration shall not exceed Baht 6.74 million.

10 Approved the holding of the Annual General Meeting of Shareholders on April 29 , 2003 at 10.00 a.m. at the Auditorium Room, 19th Floor, Shinawatra 1 Tower, 414 Paholyothin Road, Samsennai Subdistrict, Payathai District, Bangkok. The agenda to be considered and approved in the meeting are as follows;

Agenda 1 Matters to be informed;

Agenda 2 To consider and approve the Minutes of the Extraordinary General Meeting of Shareholders No. 2/2002 held on October 7, 2002.;

Agenda 3 To consider and approve the results of operation for the year 2002;

Agenda 4 To consider and approve the balance sheet, statement of income and statement of cash flow for the year 2002 ended December 31, 2002;

Agenda 5 To consider and approve the appointment of directors and determine the directors' remuneration for the year 2003;

Agenda 6 To consider and approve the appointment of the Company's auditors and determine the auditors' remuneration for the year ended 2003;

Agenda 7 To consider and approve dividend payment to the shareholders for the fiscal year 2002;

Agenda 8 To consider and approve the issuance and offering of warrants of 8,467,200 units to purchase the Company's ordinary shares to directors, employees and advisors of the Company (ESOP Grant II);

Agenda 9 To consider and approve the allocation of 8,467,200 new ordinary shares, at par value of Baht 1 each in order to reserve for the exercise of warrants under the ESOP Grant II;

Agenda 10 To consider and approve the allocation of warrants to directors, employees and advisors who are eligible for the warrants exceeding 5 percent of the ESOP Grant II as follows:

Name	Number of Allocated Warrants	Percent of Total Warrants
1. Mr. Somprasong Boonyachai	609,400	7.20
2. Mrs. Suvimon Kaewkoon	786,000	9.28
3. Ms. Yingluk Shinawatra	786,000	9.28
4. Mr. Vikrom Sripratak	579,000	6.84

Agenda 11 To consider and approve the amendment to the terms and conditions of ESOP Grant I;

Agenda 12 To consider other matters (if any)

The Company will close the share register book to determine the shareholders who are eligible to attend and vote in the Annual General Meeting of Shareholders for the year 2003 from April 9, 2003 at 12.00 noon until the Annual General Meeting of Shareholder for the year 2003 is adjourned.

Attachment 1

Advanced Info Service Public Company Limited

Details of the program regarding the issuance and offering of warrants to purchase ordinary shares to directors, employees and advisors of the Company (Employee Stock Option Plan – ESOP) Grant II

1. Objectives and necessities of offering securities to directors, employees and advisors of the Company

The objective of the ESOP is to compensate and motivate the directors, employees, and advisors to perform their duties in the best interests of the Company. This should in turn bring about long-term benefit to the Company, as well as retain them with the Company.

The overall program consists of 5 plans during a period of 5 years. The Company will issue and offer warrants to directors, employees, and advisors of the Company once a year, for 5 consecutive years. The terms of warrants issued each year will not exceed 5 years from the date of issuance, while other details of warrants will be similar for all five issuance. The warrant issuance and allocation each year are subject to approvals of the Board of Directors and Shareholders' meetings.

The amount of warrants issued and offered in the year 2002 being 14,000,000 units, implying that 14,000,000 ordinary shares (at Baht 1 par value) reserved for the exercise of warrants, equivalent to 0.48 percent of the paid-up capital of the Company. The amount of warrants to be issued and offered in this year 2003 is 8,467,200 units, implying that 8,467,200 ordinary shares (at Baht 1 par value) reserved for the exercise of warrants, equivalent to 0.29 percent of the total paid-up capital of the Company. Total amount of ordinary shares reserved for the exercise of warrants under the ESOP Grant I and II is equivalent to 0.77 percent of the total paid-up capital of the Company. Details of warrants particular to ESOP Grant II as set out below will be proposed to the shareholders' meeting. Meanwhile, the Company expects to use the proceeds from the exercise of rights pursuant to warrants as working capital.

2. Preliminary Details of Warrants in the Second Year Grant

Type of Warrants	Warrants to purchase the Company's ordinary shares, in registered form and non-transferable unless by hereditary or beneficiary transfer as specified in Clause 3.4.3 (hereinafter referred to as **"warrant"**)
Total Number of Warrants to be Offered	8,467,200 units
Offering Price per Unit	Baht 0 (zero Baht)
Offering Period	The offering shall be completed within one year from the date on which the program is approved by the SEC.
Terms	Not exceeding 5 years from the issue and offer date.
Reserved Shares	8,467,200 shares (at the par value of Baht 1), or 0.29 percent of the total paid-up shares.
Warrant Allocation Method	Allocation of warrants to the Company's directors, employees and advisors and not offering through the intermediary.
Exercise Ratio	One warrant per one ordinary share
Exercise Price	The weighted average closing price of the Company's shares traded on the Stock Exchange of Thailand during the

	period of 30 days prior to the day of Shareholders' Meeting.
Issuing and Offering Date	The Company's Executive Committee will determine the date of issuing and offering of warrants
Exercise Period	The Company's directors, employees and advisors could exercise the rights of the warrants to purchase the Company's ordinary shares as shown in the following details:

First Year — Directors, employees and advisors are entitled to exercise one-third of their allocated warrants to purchase ordinary shares one year after the warrants are issued to them, until the warrants are expired.

In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable at the last exercise of rights.

Second Year — Directors, employees and advisors are entitled to exercise one-third of their allocated warrants to purchase ordinary shares two years after the warrants are issued to them, until the warrants are expired.

In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable at the last exercise of rights.

Third Year — Directors, employees and advisors are entitled to exercise the remaining of their allocated warrants to purchase ordinary shares three years after the warrants are issued to them, until the warrants are expired.

In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable at the last exercise of rights.

Rights and Interests Other than those Normal Rights and Interests from Ordinary Shares	-None-

3. Other Principle and Conditions for Exercise of Warrants

3.1 Exercise Period of Warrants A holder of the warrant certificate who wishes to exercise their rights to purchase ordinary shares of the Company is required to submit an exercise notice with the Company between 9.00 a.m. and 4.00 p.m. within five business days prior to each exercise date, except for the last exercise period the exercise notice must be submitted during 15 days prior to period of the Last Exercise Period.

Ordinary shares purchased in every exercise of warrants will be in whole number of a trading unit on the main board of the Stock Exchange of Thailand, except for the exercise of rights for the last exercise period.

3.2 Exercise Date and Time: Between 9.00 a.m. and 4.00 p.m. of the last business day of every month. **("Exercise Date")**

3.3 Qualifications of Directors, Employees and Advisors Eligible for Warrant Allocation

3.3.1 Any director, employee or advisor of the Company with a minimum of one year of service, and not an employee who is sent from a joint venture on a temporary term-basis operation;

3.3.2 Any selected director, employee or advisor who is beneficial to the Company (as the case may be);

3.3.3 In the case of any exception not pursuant to Clauses 3.3.1 and 3.3.2, it will be proposed to the meeting of Executive Committee for special consideration; and

3.3.4 The number of warrants as determined by the Company allocated to the respective directors, employees and/or advisors of the Company will not necessarily be in the same amount, but will be varied based on the position, work experience, years of service, performance and potential, as well as benefits providing to the Company.

3.4 Warrant Allocation Obligations between the Company and Directors, Employees and Advisors of he Company

3.4.1 If any director or advisor of the Company vacate of office or any employee retire from the Company pursuant to the Company's work rules, prior to exercising the rights under the warrants, such vacated directors or advisors, retired employee are entitled to exercise their warrants until the term of warrants.

3.4.2 If any director, employee or advisor resign from the Company due to the Company's order of transfer, such director, employee or advisor are entitled to exercise their warrants until the term of warrants.

3.4.3 If any director, employee or advisor is no longer a director, employee or advisor of the Company by reason of decease, disappearance, infirmity, or incompetent, such warrants shall then pass on to the person named as executor or beneficiary of the deceased, disappeared, infirm, or incompetent director, employee or advisor, as the case may be. That person will be entitled to exercise those warrants to purchase ordinary shares of the Company until the term of warrants.

3.4.4 If any director or advisor resign from the Company prior to expiration of the term of office or any employee resign from the Company for any reason other than as specified in Clauses 3.4.1, 3.4.2, or 3.4.3 above, such director, employee and advisor shall be entitled to exercise their warrants to purchase ordinary shares of the Company only the allowed portion within three months after such director, employee and advisor resigned from their offices.

Remaining warrants which any director, employee or advisor is unable to exercise for any of the reasons as stipulated in Clause 3.4.4 shall be submitted to the Company for cancellation.

3.5 In Case of Un-Exercise of Warrants If directors, employees or advisors of the Company do not exercise all or some of warrants and terms of warrants are expired, it is deemed that the directors, employees or advisors waive their rights on such un-exercised warrants. In this respect, such directors, employees or advisors shall not be entitled to claim any compensation from the Company.

3.6 Assistance from the Company in Respect of Sources of Funds for Directors, Employees and Advisors

-None-

3.7 Right Adjustment The company may reserve additional common shares if the circumstances stipulated in the notification of the Securities and Exchange Commission, relating to the offer for sale of warrants to purchase common shares, occur and cause the adjustment of the rights pursuant to warrants.

4. Effects upon Shareholders from Issuance of Warrants and Offer for Sale to Directors, Employees and Advisors of the Company on this Occasion

4.1 Effects upon Price Dilution due to the Exercise of Rights to Purchase Shares by Directors, Employees and Advisors

The exercise price is determined as the weighted average closing price of the Company's shares traded on the Stock Exchange of Thailand during the period of 30 days prior to the day of shareholders' meeting, which closes to the market price, the issuance and offering of warrants will not create any effect upon price dilution.

However, effects upon price dilution due to the exercise of rights to purchase shares by directors, employees and advisors will be subject to the market price of the Company's shares on the day that new shares from the exercise of rights by directors, employees and advisors start trading in the Stock Exchange of Thailand.

4.2 Effects upon Existing Shareholders due to Reduced Ownership Ratio or Control Dilution in case Warrants are Exercised by All Directors, Employees and Advisors as Calculated from the Presently Paid-up Capital:

Number of the total issued shares = 2,935,000,000 shares (at a par value of Baht 1 each)

Number of all shares from warrant exercise = 8,467,200 shares (at a par value of Baht 1 each)

Total number of shares after exercise of right = 2,943,467,200 shares (at a par value of Baht 1 each)

Ratio of the existing shareholders after = 99.71 percent exercise of warrants

4.3 The Amount of Reserved Shares for Exercise of Warrants Allocated to Directors, Employees and Advisors at the Rate not Exceeding 5 Percent of the Total Issued Shares on the Date of Applying for Approval of the Office

Number of the total issued shares = 2,935,000,000 shares (at a par value of Baht 1 each)

Number of reserved shares for the exercise of warrant shares to be allocated to directors, employees and advisors = 8,467,200 shares (at a par value of Baht 1 each)

Ratio of reserved shares to total issued shares = 0.29 percent of the total issued shares

4.4 The List of All Directors (of the Company and its subsidiaries) to Be Allocated Warrants and Employees and Advisors who are eligible to be allocated Warrants at the Rate Exceeding 5 Percent of Warrant To Be Issued and Offered

Name	Number of Allocated Warrants (Unit)	Percent of Total Allocated Warrants
1. Mr. Somprasong Boonyachai Director and Chairman of the Executive Committee / Wireless Communications	609,400	7.20
2. Mrs. Suwimol Kaewkoon Chief Customer Champion & Terminal Business Officer	786,000	9.28
3. Ms. Yingluck Shinawatra President - Wireless	786,000	9.28

Name	Number of Allocated Warrants (Unit)	Percent of Total Allocated Warrants
4. Mr. Vikrom Sriprataks Chief Technology Officer	579,000	6.84
5. Mrs. Arpattra Sringkarrinkul Vice President – Information System Support and Director of Subsidiary	420,000	4.96
6. Mr. Sutichai Cheunchoosil Assistant Vice President – Enterprise Business and Director of Subsidiary	99,100	1.17

Note: *The amount of warrants to be issued and offered will be 8,467,200 units.*

4.5 Ordinary shares issued under the warrants exercised shall have the same rights and status as ordinary shares previously issued by the company in all respects.

5. Description and Conditions of Warrants

Warrants issued and offered to directors, employees and advisors of the Company shall be subject to rules and conditions pursuant to the Securities and Exchange Commission Notification No. GorJor. 36/2544 Re: Offering of Newly Issued Securities to Directors or Employees dated October 19, 2001

Warrant holders are liable to pay taxes and duties pursuant to the Revenue Code and relevant laws in exercising their rights to purchase ordinary shares.

After the Last Exercise Period, remaining warrants shall be deemed invalid and cannot be further exercised in any case.

6. Rights of Shareholders in Opposition of Offering for Sales of Warrants to Directors, Employees pursuant to Notification of the SEC No. GorJor. 36/2544 dated October 19, 2001

Pursuant to Clause 14 of the Notification of the SEC No. GorJor. 36/2544 dated October 19, 2001, the issuance and offering of warrants to directors or employees shall to be approved by the Shareholders' Meeting with votes of not less than three quarters of all votes of shareholders attending the meeting and having the right to vote and must not be opposed by shareholders with an aggregate number of shares exceeding 10 percent of all votes of shareholders attending the meeting.

In case of issuance and offering warrants to any director, or employee at the rate exceeding five percent of all warrants offered pursuant to Clause 15 (2) of the Notification of the SEC above, the Shareholders' Meeting will consider the offer for sale with approval on an individual basis and the resolution must have not less than three quarters of all votes of shareholders attending the meeting and having the right to vote and must not be opposed by shareholders with an aggregate number of shares exceeding 5 percent of all votes of shareholders attending the meeting.

7. List of Directors and Employees Eligible to be Allocated Warrants at the Rate Exceeding Five Percent of All Warrants

7.1 Mr. Somprasong Boonyachai, Director and Chairman of the Executive Committee / Wireless Communications, is eligible to be allocated warrants 609,400 units, or 7.20 percent of the total ESOP program.

The number of times attending the meetings and not attending the meetings of the director during the past year.

Advanced Info Service Public Company Limited

No. of meetings 8 times Attending 7 times Not attending 1 time

7.2 Mrs. Suwimol Kaewkoon, Chief Customer Champion & Terminal Business Officer, is eligible to be allocated warrants 786,000 units, or 9.28 percent of the total ESOP program.

The number of times attending the meetings and not attending the meetings of the director during the past year.

<u>Advanced Wireless Marketing Company Limited (the Company's subsidiary)</u>
No. of meetings 6 times Attending 6 times Not attending - time

7.3 Ms. Yingluck Shinawatra, President - Wireless, is eligible to be allocated warrants 786,000 units, or 9.28 percent of the total ESOP program.

The number of times attending the meetings and not attending the meetings of the director during the past year.

<u>Advanced Wireless Marketing Company Limited (the Company's subsidiary)</u>
No. of meetings 6 times Attending 6 times Not attending - time

<u>Advanced Data Network Communication Company Limited (the Company's subsidiary)</u>
No. of meetings 1 time Attending 1 time Not attending - time

<u>Advanced Contact Center Company Limited (the Company's subsidiary)</u>
No. of meetings 2 times Attending 2 times Not attending - time

7.4 Mr. Vikrom Sriprataks, Chief Technology Officer, is eligible to be allocated warrants 579,000 units, or 6.84 percent of the total ESOP program.

The number of times attending the meetings and not attending the meetings of the director during the past year.

<u>Digital Phone Service Company Limited (the Company's subsidiary)</u>
No. of meetings 1 time Attending 1 time Not attending - time

<u>Opinion of the Board of Directors and the Remuneration Committee</u>
Detail of Opinion of the Remuneration Committee for ESOP program as presented in the attachment 1-1.

The total amount of warrants to be issued and offered will be 8,467,200 units. Furthermore, the exercise price will be determined as the weighted average closing price of the Company's shares traded in the Stock Exchange of Thailand during the period of 30 days prior to the day of Shareholders' Meeting. Such persons mentioned in Clause 7.1 - 7.4 will not receive cash benefits when calculated from the difference between the offer price (including the exercise price) and the market price.

(Translation)

Opinion of the Remuneration Committee for ESOP Program

February 21, 2003

To : Board of Directors of Advanced Info Service Public Company Limited

Whereas the Board of Directors Meeting of Advanced Info Service Public Company Limited has passed a resolution to appoint the Remuneration Committee for the ESOP Program, consists of Mr. Paiboon Limpaphayom (Ph.D.) as the Chairman of the Remuneration Committee, Mr. Boonklee Plangsiri and Mr. Arun Churdboonchart as members of the Remuneration Committee to approve the names of directors, employees and advisors of the Company who will be entitled to receive warrants to exercise to company's ordinary shares exceeding 5(five) percent of the program, in order to comply with the notification of the Securities and Exchange Commission No. Gor. Jor. 36/2544 regarding the offering of the newly issued securities to directors or employees .

The Remuneration Committee for ESOP Program has considered and approved to allocate the warrants to exercise to company's ordinary shares exceeding 5 (five) percent of the program to each of the following directors and employees of Advanced Info Service Public Company Limited respectively, totaling 4 (four) persons:

Director/Employee	No. of Warrants Allocated (Units)	% of the Program
1. Mr. Somprasong Boonyachai	609,400	7.20
2. Ms. Yingluck Shinawatra	786,000	9.28
3. Mrs. Suwimol Kaewkoon	786,000	9.28
4. Mr. Vikrom Sriprataks	579,000	6.84

The Grounds, Necessity and the Benefits to the Company

The Remuneration Committee for ESOP Program has the opinion that the above four directors and the employees have high knowledge, ability, accountability and excellent performance. Furthermore, they are honest with loyalty to the Company and perform their duty for the highest benefits of the Company all along. The warrant allocation for this ESOP program would motivate more efficient performance of the directors and employees which would finally result in good operating results of the Company. Details of the position, the start date joining the company and the benefits that these directors and employees have made to the Company are herewith attached.

Please be informed accordingly.

Sincerely yours,

Mr. Paiboon Limpaphayom (Ph.D.)
Chairman of the Remuneration Committee for the ESOP Program
Advanced Info Service Public Company Limited

Attachment 2

Capital Increase Report Form

Advanced Info Service Public Company Limited

February 25, 2003

We, Advanced Info Service Public Company Limited (the "**Company**"), hereby report on the resolution of the Board of Directors No. 2/2003, held on February 25, 2003 from 3.00 p.m. to 5.00 p.m. in respect of a share allotment as follows:

1. Capital increase

The Board of Directors has approved the allotment of 8,467,200 unissued ordinary shares, at the par value of 1 Baht each, totaling 8,467,200 Baht, to support the exercise of warrants, to be issued to the Company's directors, employees and advisors under ESOP Program II.

2. Allotment of new shares

The Board of Directors has resolved to allot 8,467,200 unissued ordinary shares, at the par value of 1 Baht each, totaling 8,467,200 Baht, to support the exercise of warrants to be issued to the Company's directors, employees and advisors under ESOP Program II. Such allotment will be proposed to the shareholders for consideration and approval, details as follows:

2.1 The details of the allotment

Allotted to	Number (shares)	Ratio (old : new)	Sale price per share (Baht)	Subscription and payment period	Note
Existing Shareholders	-	-	-	-	-
General public	-	-	-	-	-
Other persons *(specify)*	-	-	-	-	-
For supporting the conversion /exercise of the warrant issued to directors, employees and advisors	8,467,200	1:1	Exercise price is the weighted average closing price of the Company's shares traded on the Stock Exchange of Thailand during the period of 30 days prior to the day of Shareholders' Meeting	-	-

<u>Note</u> The details of the ESOP is shown in Attachment 1.

The Executive Committee or the person(s) assigned by the Board of Directors are authorized to consider and prescribe other details relevant to the issuance of the warrants, including seeking approvals from the competent authorized authorities and performing any other necessary actions related to the issuance of the warrants.

2.2 The Company's plan in case there is a fraction of shares remaining

-None-

2.3 The remaining unissued shares is 2,042,532,800 shares with par value of 1 Baht each, totaling 2,042,532,800 Baht.

3. Schedule for Shareholders Meeting to approve the capital increase/ allotment

The Annual General Meeting of Shareholders for the year 2003 will be held on April 29, 2003, at 10.00 a.m. at the Auditorium Room, 19th Floor, Shinnawatra 1 Tower, Paholyothin Road, Samsennai, Payathai, Bangkok 10400. The Company will close the share register book on April 9, 2003 at 12.00 p.m. in order to determine the rights of shareholders to attend and vote, until adjournment of the meeting.

4. Approval of the capital increase/ share allotment by relevant governmental agency and conditions thereto (if any)

The Company will register the increase of paid-up capital at the Ministry of Commerce when the warrants to ordinary shares are exercised and seek approvals from the Stock Exchange of Thailand to list such newly issued ordinary shares as listed securities and trading in the Stock Exchange of Thailand.

5. Objectives of the capital increase and plans for utilizing proceeds received from the capital increase

The Company will use the proceeds from exercise of warrants as its working capital.

6. Benefit to the Company from the capital increase/ share allotment:

The objective of the ESOP is to compensate and motivate the directors, employees, and advisors to perform their duties in the best interests of the Company. This should in turn bring about long-term benefit to the Company, as well as retain them with the Company.

7. Benefit to the shareholders from the capital increase/share allotment:

The objective of the ESOP is to compensate and motivate the directors, employees, and advisors to perform their duties in the best interests of the Company. This should in turn bring about long-tern benefit to the Company, as well as retain them with the Company, resulting in improvement of the Company's performance.

The newly issued shares from exercise of warrants will have the same rights as that of the increased shares, previously issued, and be entitled to receive dividends from the date that their name are listed in the share register book submitted to the Ministry of Commerce.

8. Other details necessary for shareholders to approve the capital increase/share allotment:

-None-

9. Action plan after the Board of Directors of the Company passed a resolution approving the capital increase or allotment of new shares:

Schedule of Actions

Date	Actions
February 25, 2003	Board of Director's Meeting for resolution to issue warrants to the directors, employees and advisers No. 2 of the Company as well as allotment of new shares for supporting the exercise of the warrants to purchase the ordinary shares.
February 25, 2003	Notify the Stock Exchange of Thailand of the resolution of the Board of Directors Meeting.
April 9, 2003	Close the shareholder register book for suspension of share transfer for the right to attend the Annual General Meeting of Shareholders for the year 2003
April 29, 2003	The holding of the Annual General Meeting of Shareholder for the year 2003 for resolution to issue warrants to the directors, employees and advisers No. 2 of the Company as well as allotment of new shares for supporting the exercise of the warrants to purchase the ordinary shares.
April 29, 2003	Notify the Stock Exchange of Thailand of the resolution of the Shareholders' Meeting.
within April 2003	Filling the Application for issuance and offer of the warrants, with the registration statement and the draft of prospectus, to the Office of the Securities and Exchange Commission
May or June 2003	The Office of the Securities and Exchange Commission will inform the company about the result of consideration of the application within 45 business days of the date the Securities and Exchange Commission has received the completed documents

The Company hereby certifies that the information contained in this report form is true and complete in all respects.

(To be signed by the authorized directors who are authorized to sign on behalf of the Company with the Company's seal affixed)

Signed *-Signed-* authorized director
(Mr. Boonklee Plangsiri)
Director

Signed *-Signed-* authorized director
(Mr. Somprasong Boonyachai)
Director

Attachment 3

Advanced Info Service Public Company Limited

Details of the program regarding the issuance and offering of warrants to purchase ordinary shares to directors, employees and advisors of the Company (Employee Stock Option Plan – ESOP). To propose an amendment of the details of ESOP Grant I in order to comply with Grant II.

An amendment of Clause 3.4 Re: Warrant Allocation Obligations between the Company and Directors, Employees and Advisors of the Company is set out below.

Grant I	
Existing Details of Grant I	**Details of proposing to amend of Grant I**
3.4.1 If any director or advisor of the Company vacate of office or any employee retire from the Company pursuant to the Company's work rules, prior to exercising the rights under the warrants, such vacated directors or advisors, retired employee are entitled to exercise their warrants until the term of warrants.	- no change -
3.4.2 If any director, employee or advisor resign from the Company due to the Company's order of transfer, such director, employee or advisor shall be entitled to exercise their warrants to purchase ordinary shares of the Company only the allowed portion and are not entitled to exercise their warrants to purchase the remaining ordinary shares which are not due.	3.4.2 If any director, employee or advisor resign from the Company due to the Company's order of transfer, such director, employee or advisor are entitled to exercise their warrants until the term of warrants.
3.4.3 If any director, employee or advisor of the Company die or become missing, such warrants shall then pass on to the person named as executor or beneficiary of the deceased or disappeared director, employee or advisor, as the case may be. The person will be entitled to exercise their warrants to purchase ordinary shares of the Company only the allowed portion, and are not entitled to exercise their warrants to purchase the remaining ordinary shares which are not due.	3.4.3 If any director, employee or advisor is no longer a director, employee or advisor of the Company by reason of decease, disappearance, infirmity, or incompetent, such warrants shall then pass on to the person named as executor or beneficiary of the deceased, disappeared, infirm, or incompetent director, employee or advisor, as the case may be. That person will be entitled to exercise those warrants to purchase ordinary shares of the Company until the term of warrants.

3.4.4 If any director or advisor resign from the Company prior to expiration of the term of office or any employee resign from the Company for any reason other than as specified in Clauses 3.4.1, 3.4.2, or 3.4.3 above, such director, employee and advisor shall be entitled to exercise their warrants to purchase ordinary shares of the Company only the allowed portion within three months after such director, employee and advisor resigned from their offices.	- no change -
Remaining warrants which any director, employee or advisor is unable to exercise for any of the reasons as stipulated in Clauses 3.4.2, 3.4.3 or 3.4.4 shall be submitted to the Company for cancellation.	Remaining warrants which any director, employee or advisor is unable to exercise for any of the reasons as stipulated in Clause 3.4.4 shall be submitted to the Company for cancellation.

Summary Translation Letter
To the Stock Exchange of Thailand
Date February 25, 2003

AIS 049/2003

February 25, 2003

Subject : Submission of Financial Statements of the Year 2002

To : The President
The Stock Exchange of Thailand

Enclosure : One set of Reviewed Financial Statement of the Year 2002

The Board of Directors' Meeting of Advanced Info Service Public Company Limited (the Company) No. 2/2003, held on February 25, 2003, at 3.00 p.m. approved the Balance Sheets, Profit and Loss Statements, and Cash Flow Statements of the Year 2002 ended December 31, 2002. The Company would like to submit the reviewed financial statements of the Year 2002 with explanation of the operating results.

The Company reported a net profit of the Year 2002 of Baht 11,430 million, an increase of Baht 7,579 million or 196.8% from Baht 3,851 million net profit in the Year 2001 due mainly to the following:

1. Revenues
   a. In 2002, the company and its subsidiaries gained Baht 60,926 million of revenue from services and equipment rental, rising Baht 19,185 million or 46% when compared with last year. The result is from notably enlarging the customer bases, especially the Pre-paid system service.
   b. In 2002, Revenue from sales was Baht 19,325 million, an increase Baht 1,876 million or 10.8% when compared with last year, The increase was primary due to the sharp growth of total mobile phone market in 2002, reflecting to increase in company sales volume.

2. Costs & Expenses
   - In 2002, Cost of services and equipment rental was Baht 29,766 million, up Baht 8,130 million, or 37.6% from the year of 2001. This is because of two main components;
     1) the increase of annual revenue sharing payment to TOT as a percentage of the continuously increased income from mobile phone services, and
     2) the amortization costs of mobile phone networks. In addition, the company had changed the last date of amortization period of NMT analog system from not over June 2003, to the end of September 2002. The result of the amortization period change is an increase in the amortization expense in 2002 by 322 million baht.
   - In 2002, Costs of sales was Baht 15,075 million, up Baht 1,536 million or 11.3% from last year, due to the continual increase of mobile phone subscribers, and the lower handset selling price. As a result, the gross profit margin from sales stood at 22% in 2002, slightly decreasing when compared with last year.

- In 2002, Sales and operating expenses of the company and its subsidiaries was Baht 13,802 million, up Baht 4,319 million, or 45.5% from the last year. Due to the following main factors.
    1) Increase in staff expense of Baht 307 million.
    2) Increase in marketing expense by Baht 921 million, mainly from Baht 660 million of the expense in NMT analog migration campaign to digital GSM advance system, higher quality.
    3) Increase in allowance for doubtful accounts and bad debts of the company and its subsidiaries by Baht 2,104 million
    4) Increase in amortization of goodwill of Baht 578 million.
    5) Increase in billing and collection expenses of Baht 217 million.

- In 2002, Interest expenses of the Company and its subsidiaries was Baht 3,069 million, up Baht 496 million or 95.1% due to debenture issued and loan increased in order to finance the network expansion.

In 2001, the Company and its subsidiaries provided an impairment in the carrying value of the cost of mobile phone network in analog system (NMT) and pager network of Baht 4,265 million